Kids Stuff, Inc.
                           7835 Freedom Avenue, N.W.
                            North Canton, Ohio 44720


                                                              February 12, 2001

Securities And Exchange Commission
Washington DC, 20549

         Re:      File No. 333-30010

Dear Sir or Madam:

     Please accept this as Kids Stuff, Inc.'s (the "Registrant") request to withdraw the above-referenced registration statement which was filed with the Commission on April 24, 2000. The Registrant is requesting this withdrawal based upon market conditions.

     Please contact Steve Morse, Esq. at (516) 487-1446 with any questions.

                                                              Very truly yours,

                                                           /s/Jeanne E. Miller
                                                              Jeanne E. Miller

cc: Steve Morse, Esq.